Exhibit 1.0

Trading Symbols (TSX-V: LM; OTC BB: LMDCF)
151 Bloor St W Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222	Jianwai SOHO, Building 17, Suite 601 39 East Third Ring Road Dong San Huan Zhong Lu Beijing 100022 China Tel: 86.10.5160.0152 Fax: 86.10.5160.1801
www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion and Analysis

Third Quarter Ended September 30, 2010

November 29, 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2010

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation. (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheets as at September 30, 2010 and the Interim Consolidated Statements of Deficit, Operations, and Cash Flows for the nine months ended September 30, 2010.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

The following Management Discussion & Analysis (“MD&A”) of Lingo Media’s financial condition and results of operations, prepared as of November 29, 2010, should be read in conjunction with the Company's Interim Financial Statements for the nine months ended September 30, 2010 and the Company’s Annual Audited Financial Statements and accompanying Notes for the years ended December 31, 2009 and 2008, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable nine month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management's expectations regarding the Company's results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions; competitor activity; product capability and acceptance; international risk; currency exchange rates; and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company marketed under the Q Group brand.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China.    Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students.  The Company continues to expand its ELL offerings in China and is extending its reach globally.

As of September 30, 2010, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of Q Group products that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 350 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Recent Developments

On July 8, 2010, the Company’s wholly-owned subsidiary, ELL Technologies Limited, signed a distribution agreement with Corporate Education Solution S.A.S. (“CES”) for Colombia and the first contract was secured with a national insurance company.

On July 28, 2010, the Company appointed Ryan Robertson as Chief Financial Officer.  Mr. Robertson joined Lingo Media from Luxell Technologies Inc., where he was CFO over the last three years.  He began his career at PricewaterhouseCoopers where he provided auditing and advisory services to medium and large sized private equity and mutual funds. He received his Bachelor of Science Business Finance (Honours) degree from Liberty University in Virginia.

On August 10, 2010, Lingo Media relaunched the original Parlo website under MyParlo.com, a consumer version of Parlo.  In conjunction with the launch, the Company signed an affiliate marketing agreement with Australia Network which is managed by the Australian Broadcast Corporation (“ABC”).  ABC is Australia’s national public broadcaster providing television, radio, online and mobile services throughout Australia.  Under the agreement, MyParlo.com is being marketed using several rotating banners on Australia Network’s  website, www.australianetwork.com  Customers who buy courses on MyParlo.com through Australia Network’s online network will receive a 25% discount on their purchase.  Revenues are split evenly between MyParlo.com and Australia Network, net of transaction fees.

On September 9, 2010, Lingo Media closed $1,000,000 loan financing.  The Loan has a maturity date of September 8, 2011 and bears interest at a rate of 9% per annum, payable monthly in arrears, and is secured by a charge over all of Lingo Media’s assets and properties.  The Company    issued to the Lenders as additional consideration for the Loan an aggregate of 400,000 common shares of Lingo Media (the "Bonus Shares"). The Bonus Shares were issued based on 20% of the value of the Loan, divided by a deemed issue price of $0.50 per Bonus Share.  Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty.  The Company has also agreed to issue 33,333 common shares of Lingo Media (the "Finder Shares") to eligible persons (collectively, the "Finder") in connection with the proceeds raised under the Loan through the Finder. All securities issued pursuant to the financing, including the Bonus Shares and Finder Shares are subject to a four month statutory hold commencing from closing.

Revenue Recognition Policy

The Company earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.  Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized equally over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

ELL earns training revenue through sales of its Q group products.  Revenue is recognized upon delivery of the training courses to the end client through the distributor.

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

International

Online English Language Learning

Speak2Me continues to provide sponsored Conversational Advertising™ lessons on www.speak2me.cn.  Since 2009, Speak2Me has featured lessons for Mercedes Benz smart fortwo’s advertising campaign.  Eleven of the twelve lessons have been featured and each lesson was available on the Speak2Me platform for a one month period.  The remaining lesson will be featured on the website over the remainder of this year.  Revenue earned from Conversational Advertising™ for the nine months ended September 30, 2010 was $96,825 compared to $152,956 for September 30, 2009.

Speak2Me earned royalty revenue from its English language learning CD-ROM products through its local distributor in China.  Revenue recognized for the first nine months was $62,187 compared to $136,708 for the same period ended September 30, 2009.

ELL Technologies earned fee-based training revenue from its Q group of products of $223,216 for the period ended September 30, 2010.

Parlo earned fee-based training and assessment revenue of $13,023 compared to $nil for the same period ended September 30, 2009.

Print-Based English Language Learning

According to the Company’s current practice of recording royalty revenues from China, Lingo Media does not recognize revenues from China in Q1 and Q3.  Royalty revenue in China is generated from one key customer, PEP.  Lingo Media earned royalty revenue of $712,811 for the nine months ended September 30, 2010 compared to $599,983 for the same period in 2009.

With more than 350 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level ELL school publishing market in China.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Notice of Intent to make a Proposal.

For the purpose of comparability, all comparative figures have been adjusted to exclude results from the discontinued operations.

Lingo Media had a one-time gain of $368,615 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.

Contributions have been made by the Company according to the pre-determined schedule of funding the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

The Company believes that the trends in English language learning in the eleven countries in which ELL Technologies operates through its distributors are strong and will continue to grow.  Although the outlook for learning English in these countries remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at September 30, 2010 the Company had working capital deficiency of $1,401,281 compared to a working capital surplus of $124,863 as at December 31, 2009.  Loss from continuing operations for the nine months ended September 30, 2010 was ($3,051,781) compared to a loss from operations of ($2,196,862) for the nine months ended September 30, 2009.  Gain from discontinued operations from the nine months ended September 30, 2010 was $nil compared to a gain from discontinued operations of $351,109 for the same period in 2009.  Net loss for the three months ended September 30, 2010 was ($1,047,165) compared to a net loss of ($1,050,338) for the same period ended September 30, 2009.  Results for the three months ended September 30 are as follows:

For Three Months Ended September 30,	2010	2009
Revenue
Print-Based English Language Learning	279,816	56,265
Online English Language Learning	133,514	127,359
Loss from Continuing Operations	(1,047,165)	(1,050,338)
Loss per Share, Basic and Diluted:
Continuing Operations	(0.08)	(0.08)
Net Loss	(1,047,165)	(1,050,338)
Loss per Share, Basic and Diluted:
Net Loss	(0.08)	(0.08)
Total Assets	6,277,645	6,319,905
Long Term Debt	564,997	-
Working Capital / (Deficit)	(1,401,281)	377,469
Cash (Used) - Continuing Operations	(896,405)	(502,200)

In third quarter ended September 30, 2010, the Company accrued government grants in the amount of $97,830 (2009 – $32,012). These grants are received to subsidize certain expenses relating to its publishing projects in China.

The Company had cash on hand as at September 30, 2010 of $36,783, and continues to rely on its revenues from its recurring royalty stream from China, its revenues from ELL Technologies, and future debt and/or equity financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Speak2Me and Lingo Learning. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.  Contributions have been made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Results of Operations

Revenue and Margin

Lingo Media earned revenues as follows:

For nine months ended September 30, 2010	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$379,515	$728,547	$1,108,062
Cost of sales	44,026	46,269	90,295
Margin	$335,489	$682,278	$1,017,767

The Company had deferred revenues of $nil as at September 30, 2010 as compared to $76,681 as at September 30, 2009.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a percentage of PEP’s royalties earned from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Lingo Media earned print-based revenue of $728,547 in the second and third quarters of 2010 through its co-publishing agreement with PEP.

Cost of Sales

Lingo Media continues to pay royalties to its Canadian authors on its net revenue from PEP in China.  For the nine months ended September 30, 2010, the cost of sales was $46,269 compared to $76,498 for the same period in 2009.

Cost of sales relating to the Company’s online revenue is represented by web hosting fees in the amount of $44,026 compared to $44,605 for the same period in 2009.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Total general and administrative costs for the third quarter of 2010 was $722,739 compared to $572,806 for the same period in 2009.  Increases are due to the expanded operations of Speak2Me and Parlo in relation to the online English language learning segment, the acquisition of ELL Technologies and shareholder services.  Shareholder services increased as a result of the Company’s hiring of an investor relations firm in the United States and travel related expenses due to investor road shows.   General and administrative expenses for the two segments are segregated below:

Online English Language Learning

General and administrative cost was $647,938 for the third quarter of 2010 compared to $469,166 for the same period in 2009. The overall general and administrative cost of the online business segment increased as a result of the expanded operations of Speak2Me and Parlo and the acquisition of ELL Technologies.

Print-Based English Language Learning

General and administrative cost for print-based publishing decreased from $103,640 in 2009 to $74,801 in 2010.  Administration fees decreased as the Company decreased head-count in its head office & Beijing office.  Premises expenses decreased as the Company allocated additional rent expenses to its growing Online business segment.

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $97,830 for the quarter ended September 30, 2010 (quarter ended September 30, 2009 – $32,013), relating to the Company's publishing projects in China.  The Company will continue to apply for government grants in future.

During 2008, Lingo Media was audited by a government grant agency and has been assessed with a repayment of $102,779. The Company believes this claim is unjust and is vigorously disputing the assessment. At September 30, 2010, a provision of $90,000 has been recorded in general and administrative expenses. While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses under corporate expense allocation is foreign exchange loss of approximately $21,596 as compared to a loss of $79,096 in the quarter ended September 30, 2009. This relates to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in United States dollars, Chinese Renminbi and New Taiwanese dollars.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its ELL businesses through its subsidiaries, Speak2Me and Lingo Learning. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Lingo Media had a one-time gain of $368,615 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditor.  Contributions were made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Net Loss

The Company reported a net loss from continuing operations of ($1,047,165) for the three months ended September 30, 2010 as compared to a net loss of ($1,050,338) for the same period in 2009.   The loss increased as a result of increased expenditures related to the operations of the recently acquired ELL Technologies and an increase in the software and web development amortization expense.

Amortization

The following is a summary amortization schedule:

For the three months ended September 30,	2010	2009
Property Plant and Equipment	1,485	1,942
Development Costs	1,462	21,770
Software and Web Development	596,648	463,421
	599,595	487,133

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the third quarter of 2010, the Company expensed $44,318 compared to $118,375 during the third quarter of 2009.  The decrease in this expense is primarily due to fewer stock options vested during the period as compared to the similar period in 2009.

Summary of Quarterly Results

	Q4-08	Q1-09	Q2-09	Q3-09	Q4-09	Q1-10	Q2-10	Q3-10

Revenue	$534,311	$55,320	$654,358	$183,624	$573,394	$135,295	$559,437	$413,330
Loss Before Taxes from Continuing Operations	(663,208)	(455,135)	(604,573)	(1,053,515)	(873,922)	(1,071,878)	(865,326)	(1,012,382)
Net Loss from Continuing Operations	(746,568)	(455,135)	(691,389)	(1,050,338)	(873,922)	(1,080,577)	(924,039)	(1,047,165)
Loss per Basic and Diluted Share - Continuing Operations	$(0.07)	$(0.04)	$(0.06)	$(0.08)	$(0.04)	$(0.09)	$(0.07)	$(0.08)
Loss from Discontinued Operations	(1,443,767)	351,109	-	-	16,184	-	-	-
Net Loss	(2,190,335)	(104,026)	(691,389)	(1,050,338)	(689,379)	(1,080,577)	(924,039)	(1,047,165)
Net Loss per Basic and Diluted Share	$(0.21)	$(0.05)	$(0.05)	$(0.08)	$(0.21)	$(0.09)	$(0.07)	$(0.08)

Liquidity and Capital Resources

As at September 30, 2010, the Company had cash of $36,783 (2009 - $265,753), and accounts and grants receivable of $869,924 (2009 - $672,593). The Company’s total current assets amounted to $1,183,659 (2009 - $1,117,767) with current liabilities of $2,584,940 (2009 - $740,298) resulting in a working capital deficiency of $1,401,281 (2009 - working capital of $377,469).   Accounts and grants receivable as at September 30, 2010 was $869,924 of which 59% is due from our co-publisher in China.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

In the first nine months of 2010, the Company secured $1,400,000 of loans.  $300,000 of the loan balance bears interest at 12% per annum, is unsecured and due on June 30, 2011.  $1,000,000 of the loan balance bears interest at 9% per annum payable monthly, is secured, and due on September 8, 2011. $100,000 of the loan balance bears interest at 12% per annum payable monthly, secured by certain receivables and is due upon receipt of payment on the specific receivables.  Subsequent to the quarter end, the Company raised an additional $200,000 of additional loans, bearing interest at 12% per annum payable monthly, secured by certain receivables and due upon receipt of payment on the specific receivables.

The Company plans on raising additional debt and/or equity, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of debt financing, equity financing, and sales and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2010	$42,408
2011	$39,736
2012	$7,572

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the quarter, the Company was reimbursed $18,590 (2009 - $8,700) from a corporation with one director in common for rent, administration, office charges and telecommunications.

During the quarter, the Company paid $45,000 (2009 - $45,000) for consulting fees to a corporation owned by a director and officer of the Company.

During the quarter, the Company obtained a loan from one director/officer for $300,000 and two officers who advanced $55,000 in aggregate.

Subsequent Event

Subsequent the quarter end, the Company secured an additional $200,000 of additional loans, bearing interest at 12% per annum payable monthly, secured by certain receivables and due upon receipt of payment on the secured receivables.

Additional Disclosure

Publishing Development Costs

Publishing development costs consist of the following:

	Sep-2010	Dec-2009
Cost	$1,292,413	$1,301,220
Less: accumulated amortization	(1,292,413)	(1,277,202)
	$-	$24,018

Software and Web Development Costs

Software and web development costs consists of the following:

	Sep-2010	Dec-2009
Cost	$8,262,565	$6,153,543
Less: accumulated amortization	(3,232,524)	(1,395,736)
	$5,030,041	$4,757,807

Property and Equipment

Property and equipment consist of the following:

	Sep-2010	Dec-2009
Cost	$225,594	$225,710
Less: accumulated amortization	(161,649)	(152,359)
	$67,796	$73,351

Disclosure of Outstanding Share Data

Common Shares outstanding as at November 29, 2010          13,949,189

Stock Options outstanding to purchase Common Shares          733,355

There are no other dilutive securities of the Company outstanding at November 29, 2010.

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:

Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its Consolidated Financial Statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Company’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Company’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.